UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(b) (c), and (d) and Amendments Thereto Filed

Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DiamondRock Hospitality Company

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

252784 30 1

(CUSIP Number)

March 21, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252784 30 1	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marriott Hotel Services, Inc. 52-1052660
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ Joint Filing
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0-
6. Shared Voting Power 3,000,000
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 3,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.14%
12.	Type of Reporting Person (See Instructions) CO

2

CUSIP No. 252784 30 1	13G	Page 3 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marriott International, Inc. 52-2055918
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ Joint Filing
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0-
6. Shared Voting Power 3,000,000
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 3,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.14%
12.	Type of Reporting Person (See Instructions) CO, HC

3

CUSIP No. 252784 30 1	Page 4 of 6 Pages

Item 1.

Item 1(a): Name of Issuer:

DiamondRock Hospitality Company

Item 1(b): Address of Issuer’s Principal Executive Offices:

6903 Rockledge Drive, Suite 800

Bethesda, Maryland 20817

Item 2.

Item 2(a): Name of Person Filing:

Marriott Hotel Services, Inc.

Marriott International, Inc.

Item 2(b): Address of Principal Business Office or, if None, Residence:

Marriott Hotel Services, Inc.

10400 Fernwood Road

Bethesda, Maryland 20817

Marriott International, Inc.

10400 Fernwood Road

Bethesda, Maryland 20817

Item 2(c): Citizenship: See Item 4 of Cover Pages

Item 2(d): Title of Class of Securities: Common Stock, $0.01 par value per share

Item 2(e): CUSIP Number: 252784 30 1

Item 3.	Information if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

Item 4(a) Amount Beneficially Owned as of March 21, 2007: See Item 9 of Cover Pages

Item 4(b) Percent of Class: See Item 11 of Cover Pages

Item 4(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 of Cover Pages

(ii) Shared power to vote or direct the vote: See Item 6 of Cover Pages

CUSIP No. 252784 30 1	Page 5 of 6 Pages

(iii) Sole power to dispose or direct the disposition of: See Item 7 of Cover Pages

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 252784 30 1	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2007	MARRIOTT HOTEL SERVICES, INC.

	By:	/s/ Ward R. Cooper
	Name: Title:	Ward R. Cooper Assistant Secretary

Date: March 30, 2007	MARRIOTT INTERNATIONAL, INC.

	By:	/s/ Ward R. Cooper
	Name: Title:	Ward R. Cooper Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description

A.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

B.	Joint Filing Agreement.

Exhibit A

Identification and Classification of the Subsidiary which

Acquired the Security being Reported on by the Parent Holding Company

Marriott International, Inc, one of the reporting persons filing this Schedule 13G, is a parent holding company of Marriott Hotel Services, Inc., the relevant subsidiary. Marriott Hotel Services, Inc., one of the reporting persons filing this Schedule 13G, directly owns the shares of Common Stock, $0.01 par value per share, of DiamondRock Hospitality Company reported on this Schedule 13G.

Exhibit B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below), on behalf of each of them, of a statement on Schedule 13G, to be filed with the Securities and Exchange Commission, including amendments thereto (the "Schedule 13G"), with respect to the Common Stock, par value $0.01 per share, of DiamondRock Hospitality Company.

This Agreement is to be included as an Exhibit to the Schedule 13G and may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Date: June 6, 2005	MARRIOTT HOTEL SERVICES, INC.

	By:	/s/ Andrea M. Mattei
	Name:	Andrea M. Mattei
	Title:	Vice President

Date: June 6, 2005	MARRIOTT INTERNATIONAL, INC.

	By:	/s/ Andrea M. Mattei
	Name:	Andrea M. Mattei
	Title:	Vice President